APPENDIX B:
FINANCIAL STATEMENTS
(Unaudited)

THE HOT DOG BOX
Income Statement
For the periods ended December 2020

	Current Period [8/1/20] to [12/31/20]
REVENUES	
Sales	$ 15,000.00
Other Revenue	-
TOTAL REVENUES	**15,000.00**
COST OF GOODS SOLD	
Cost of Sales	-
Supplies	4,000.00
Other Direct Costs	800.00
TOTAL COST OF GOODS SOLD	4,800.00
GROSS PROFIT (LOSS)	10,200.00
OPERATING EXPENSES	
Advertising and Promotion	-
Bank Service Charges	-
Business Licenses and Permits	400.00
Computer and Internet	200.00
Depreciation	-
Dues and Subscriptions	60.00
Insurance	500.00
Meals and Entertainment	-
Miscellaneous Expense	-
Office Supplies	75.00
Payroll Processing	-
Professional Services - Legal, Accounting	-
Occupancy	-
Rental Payments	1,800.00
Salaries	-
Payroll Taxes and Benefits	-
Travel	-
Utilities	-
Website Development	-
TOTAL OPERATING EXPENSES	3,035.00

OPERATING PROFIT (LOSS)   7,165.00

INTEREST (INCOME), EXPENSE & TAXES

Interest (Income)   -

Interest Expense   -

Income Tax Expense   -

TOTAL INTEREST (INCOME), EXPENSE & TAXES   -

NET INCOME (LOSS) $ 7,165.00

THE HOT DOG BOX
Balance Sheet
For the period ended December 2020

	Current Period
	31-Dec-20
ASSETS	
Current Assets:	
Cash	$ 2,500.00
Petty Cash	-
Accounts Receivables	-
Inventory	4,800.00
Prepaid Expenses	-
Employee Advances	-
Temporary Investments	-
Total Current Assets	7,300.00
Fixed Assets:	
Land	-
Buildings	-
Furniture and Equipment	1,250.00
Computer Equipment	175.00
Vehicles	-
Less: Accumulated Depreciation	-
Total Fixed Assets	1,425.00
Other Assets:	
Trademarks	-
Patents	-
Security Deposits	400.00
Other Assets	-
Total Other Assets	400.00
TOTAL ASSETS	$ 9,125.00
LIABILITIES	
Current Liabilities:	
Accounts Payable	$ -
Business Credit Cards	-
Sales Tax Payable	-
Payroll Liabilities	-
Other Liabilities	-

Current Portion of Long-Term Debt		-
Total Current Liabilities		-
Long-Term Liabilities:		
Notes Payable		-
Mortgage Payable		-
Less: Current portion of Long-term debt		-
Total Long-Term Liabilities		-
EQUITY		
Capital Stock/Partner's Equity		9,125.00
Opening Retained Earnings		-
Dividends Paid/Owner's Draw		-
Net Income (Loss)		-
Total Equity		9,125.00
TOTAL LIABILITIES & EQUITY	$	**9,125.00**
Balance Sheet Check		-

THE HOTDOG BOX
Statement of Cash Flow
For the period ended December 2020

	Current Period
	[8/1/20] to [12/31/20]
CASH FLOWS FROM OPERATING ACTIVITIES:	
Net Income	15,000
Adjustments to Reconcile Net Income	
to Net Cash Flows From Operating Activities:	
Depreciation	-
Decrease (Increase) in Operating Assets:	
Trade Accounts Receivable	-
Inventory	(4,000)
Prepaid Income Taxes	-
Increase (Decrease) in Operating Liabilities:	
Accounts Payable	-
Credit Cards Payable	-
Total Adjustments	(4,000)
Net Cash Flows From Operating Activities	11,000
CASH FLOWS FROM INVESTING ACTIVITIES:	
Purchase of Property and Equipment	(1,425)
Net Cash Flows From Investing Activities	(1,425)
CASH FLOWS FROM FINANCING ACTIVITIES:	
Repayment of Debt	-
Member's Withdrawals	-
Net Cash Flows From Financing Activities	-
NET INCREASE (DECREASE) IN CASH	9,575
CASH - BEGINNING	1,500
CASH - ENDING	11,075

I, Bobby Leason, certify that:

1. The financial statements of Hot Dog Box Inc included in this Form are true and complete in all material respects; and
2. The tax return information of Hot Dog Box Inc has not been included in this Form as Hot Dog Box Inc was formed on 07/16/2020 and has not filed a tax return to date.

Signature   *Bobby Leason*

Name: Bobby Leason

Title: Founder/CEO